LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)

A Member of The Lion Group

10 November 2004

04046463

SUPPL

RECEIVED
2004 DEC -1 A 9:59

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 November 2004, Re: Proposed disposal of 100% equity interest in Lion Klang Parade Bhd for RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 12/6

Form Version 2.0

General Announcement

Submitted by LION INDUSTRIES CORPORATION on 09/11/2004 07:17:24 PM
Reference No LI-041109-B4B99

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of 100% equity interest in Lion Klang Parade Bhd ("LKPB") for RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH ("the Purchaser") on completion

* **Contents :-**

1. INTRODUCTION

We refer to the announcement dated 23 August 2004 wherein the Board of Directors of LICB ("Board") announced that Lion Klang Parade Bhd ("LKPB"), a wholly-owned subsidiary of LICB, had on 20 August 2004 accepted a letter of offer dated 11 August 2004 from TMW Lion GmbH ("the Purchaser") for the proposed disposal of the shopping complex known as Klang Parade for a cash consideration of RM107.651 million.

Subsequently, the Board was informed that the Purchaser proposed to acquire the entire issued and paid-up capital of LKPB from LICB and the settlement of inter-company balances owing by LKPB to related companies which will be novated and assumed by LLB Harta (M) Sdn Bhd ("LLB Harta"), a wholly-owned subsidiary of the Company, pursuant to an internal re-organisation ("Proposed Disposal of LKPB").

The Proposed Disposal of LKPB excludes a piece of vacant land measuring approximately 2.08 acres located between Klang Parade and Jalan Meru, Klang, owned by LKPB which will be disposed of to JOPP Builders Sdn Bhd ("JOPP Builders"), a wholly-owned subsidiary of LICB pursuant to an internal re-organisation.

On 8 November 2004, LICB entered into a share sale and purchase agreement with the Purchaser for the Proposed Disposal of LKPB ("Share Purchase Agreement').

2. DETAILS ON THE PROPOSED DISPOSAL OF LKPB

The Proposed Disposal of LKPB is for a cash consideration of RM1.00 for the entire 100% equity interest in LKPB comprising 5,466,540 ordinary shares of RM1.00 each fully paid.

Upon completion, the Purchaser will assume and pay the inter-company balances owing by LKPB to

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 09 NOV 2004

LLB Harta, to be computed based on the gross acquisition value of the property ("Acquisition Value") of RM109.642 million adjusted for the net trade assets or liabilities to be assumed by the Purchaser, based on the balance sheet of LKPB as at date of completion of the Proposed Disposal of LKPB ("LKPB Interco Payment"). The LKPB Interco Payment shall constitute a full and proper discharge of the inter-company balances owing by LKPB to LLB Harta.

Prior to completion, there will be an internal re-organisation which will involve, inter-alia:

(i) transferring to JOPP Builders, among others, a vacant land measuring approximately 2.08 acres located between Klang Parade and Jalan Meru, Klang, which is presently used as an open-air car park;

(ii) removing the deposits, cash and bank balances; and

(iii) removing or waiving the right to receive, or being released from the obligation to pay, all external inter-group and intra-group receivables and liabilities except for the net indebtedness novated to LLB Harta.

LKPB will be disposed of free from any lien, pledge, mortgage, security interest, lease, charge, title retention or conditional sales contract, option, reversionary interest, right of first refusal, voting trust arrangement, preemptive right, claim under bailment, easement, provisional attachment, composition, hypothecation, registered lease, hire or hire purchase agreement, restriction as to transfer, use or possession, subordination to any right of any other person or any other adverse claim or right whatsover as of the date of completion of the Proposed Disposal of LKPB.

3. BASIS OF CONSIDERATION

The Purchaser shall acquire LKPB from LICB for a cash consideration of RM1.00 for the entire equity interest after taking into account the negative shareholders' funds of LKPB. Based on the proforma balance sheet of LKPB as at 31 August 2004, the negative shareholders' funds amounts to RM6.624 million.

The settlement of inter-company balances owing by LKPB to LLB Harta shall be the adjusted Acquisition Value, after taking into consideration the following:

(a) the current assets to be taken into account for calculation of the adjusted Acquisition Value of LKPB must only be in respect of:

   (i) receivables from the operation of Klang Parade and LKPB ("LKPB Property"), including, without limitation, rents, service charges and licence fees;

   (ii) refundable utility and other deposits placed with relevant authorities or suppliers in connection with the operation of the LKPB Property;

   (iii) petty cash and deposit at banks which have been pledged by LKPB for property-related operations;

   (iv) approved insurance claims;

   (v) food and beverage stocks for the food court at Klang Parade; and

   (vi) prepaid operating expenses, quit rents and assessments; and

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 09 NOV 2004

(b) the current liabilities to be taken into account (without duplication) must only be in respect of:

(i) all deposits and other security deposits made or given by all tenants, licencees or occupiers under the tenancies for Klang Parade;

(ii) rents, service charges and licence fees received in advance;

(iii) payment due to creditors and accruals of property operating expenses, including, without limitation, tenancy commissions, government rates and rents, and other expenses;

(iv) provision for taxes allocable to the period up to and including the third business day on which the last of the condition precedent set forth in the Share Purchase Agreement in respect of the Proposed Disposal of LKPB have been fulfilled in accordance with the terms thereof;

(v) accruals of real estate taxes;

(vi) severance payments and bonus amounts accrued to such employees of LKPB, whose employment are to be terminated with effect from the date of completion if any, such employees being those LICB wishes to transfer out of LKPB;

(vii) all actual and contingent liabilities;

(viii) all costs and expenses incurred by or accrued to LKPB in connection with the application for separate titles for Klang Parade and the vacant land; and

(ix) all liabilities disclosed in the disclosure letter dated 8 November 2004 from LKPB to the Purchaser.

Based on the proforma management accounts of LKPB as at 31 August 2004, RM106.576 million shall be paid by the Purchaser for the full and proper discharge of the total inter-company liabilities owing by LKPB of RM113.200 million as set out in Table 1.

The mode of settlement in respect of the Proposed Disposal of LKPB is set out in Table 2. Save for the current liabilities and the amount owing by LKPB to LLB Harta, the Purchaser will not be assuming any liabilities from the Proposed Disposal of LKPB.

4. INFORMATION ON LKPB

LKPB was incorporated on 18 April 1975. The issued and paid-up capital of LKPB is RM5,466,540 comprising 5,466,540 ordinary shares of RM1.00 each fully paid. The principal business of LKPB is property holding and development.

The audited net liabilities and loss after tax for LKPB for the financial year ended 30 June 2004 was RM16.3 million and RM16.9 million respectively.

The date of investments are set out in Table 3 and cost of investment for LICB in LKPB is RM5.5 million

5. OTHER SALIENT TERMS AND CONDITIONS

LKPB shall deliver to the Purchaser a letter of undertaking from the security trustee of LICB Group's lenders ("Security Trustee"), addressed to the Purchaser in which the Security Trustee:-

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 09 NOV 2004

(i) confirms the redemption sum payable for the discharge of the existing charges; and

(ii) undertakes to deliver to the Purchaser the duly executed discharge of charge under the National Land Code, 1965, and other satisfaction documents in respect of the existing charges and the original documents of title to the Klang Parade land;

LICB shall deliver a letter from a financial institution, addressed to the Purchaser in which the financial institution confirms that it no longer has any interest in the LKPB Property and that it has executed the relevant memorandum of discharge in respect of those of the existing charges in its favour.

6. UTILISATION OF PROCEEDS

Based on the proforma balance sheet as at 31 August 2004, the payment to be made by the Purchaser amounting to approximately RM106.076 million shall be utilised for the payment of estimated expenses for the Proposed Disposal of LKPB amounting to RM0.9 million and the balance be utilised for the repayment of the LICB Group's borrowings (Set out in Table 4).

7. RATIONALE FOR THE PROPOSED DISPOSAL OF LKPB

The Proposed Disposal of LKPB is in line with the LICB Group's corporate and debt restructuring scheme which is to rationalise the LICB Group's financial position and to further streamline its operations by divesting its non-core and peripheral assets and businesses.

For illustration purposes, the Proposed Disposal of LKPB will result in a net cash inflow to the LICB Group of approximately RM106.076 million, which will be utilised for the repayment to the lenders under the LICB Group's debt restructuring scheme. Based on the rate applicable to the bonds to be repaid of approximately 6% per annum, the LICB Group is expected to have an interest saving of approximately RM6.4 million per annum upon completion of the Proposed Disposal of LKPB.

8. EFFECTS OF THE PROPOSED DISPOSAL OF LKPB

i) Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Proposed Disposal of LKPB does not involve the issuance of LICB shares.

ii) Earnings

The Proposed Disposal of LKPB is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2005.

iii) Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Disposal of LKPB is not expected to have a material impact on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2004.

9. APPROVALS REQUIRED

The Proposed Disposal of LKPB is subject to approvals being obtained from the following:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 09 NOV 2004

a) Foreign Investment Committee;

b) Bank Negara Malaysia, if required, by LKPB for the advance by the Purchaser of a sum equivalent to the balance payment on completion of the Proposed Disposal of LKPB under item (iii) of Table 2.;

c) the Security Trustee, the facility agent and/or holders of the bonds and debts issued by LICB pursuant to the group wide restructuring scheme affecting the LICB group of companies, for the Proposed Disposal of LKPB; and

d) any other relevant authorities, if required.

10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Disposal of LKPB.

11. DIRECTORS' RECOMMENDATION

The Board of LICB, having taken into consideration all aspects of the Proposed Disposal of LKPB, is of the opinion that the Proposed Disposal of LKPB is fair and reasonable, and is in the best interest of LICB and its shareholders.

12. COMPLIANCE WITH SECURITIES COMMISSION ("SC") GUIDELINES

The Board of LICB is not aware of any departure from the Securities Commission Policies and Guidelines on Issue/Offer of Securities.

13. DOCUMENTS FOR INSPECTION

The Share Purchase Agreement in respect of the Proposed Disposal of LKPB will be made available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450, Kuala Lumpur for a period of two (2) weeks from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Description	RM'000	RM'000
Acquisition Value of Property		109,642
Current Assets/(Liabilities) assumed by the Purchaser		
Current Assets	1,130	
Current Liabilities	(4,196)	
Net Current Liabilities		(3,066)
Adjusted Acquisition Value		106,576

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 09 NOV 2004

Represented by: Shareholders' Funds Inter-company Balances	 (6,624) 113,200 -------------- 106,576 ========

Table 2

		Timing	RM
(i)	Earnest deposit	Upon acceptance of the letter of offer dated 11 August 2004	2,153,018
(ii)	Balance deposit	Upon execution of the share sale agreement in respect of the Proposed Disposal of LKPB	8,805,152
	Total deposit		10,958,170
(iii)	Balance payment	On completion of the Proposed Disposal of LKPB	95,618,328
	Adjusted Acquisition Value		106,576,498
(iv)	Less retention sum (To be deposited with stakeholder for any adjustments after closing)		2,192,840
	Net cash to be received pursuant to the Proposed Disposal of LKPB		**104,383,658**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

09 NOV 2004

Table 3

Date of Investment	Number of Shares	Cost of Investment

2/11/1982	99,998	RM99,998.00
18/1/1983	2	RM2.00
31/7/1994	5,366,540	RM5,366,540.00
Total :	5,466,540	RM5,466,540.00

Table 4

Description	**RM'000**
Full and proper discharge of inter-company balance owing by LKPB to LLB Harta	106,576
Estimated expenses for the Proposed Disposal	(500)
	106,076

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

09 NOV 2004